Exhibit 99.1

Sierra Wireless Securityholders Approve Acquisition by Semtech Corporation

September 27, 2022: Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) is pleased to announce that its Securityholders (as defined below) have approved the acquisition of all of the outstanding shares of the Company (the “Shares”) by 13548597 Canada Inc., a wholly-owned subsidiary of Semtech Corporation (“Semtech”) by way of a statutory plan of arrangement (the “Transaction” or the “Arrangement”) at the special meeting of Securityholders held today (the “Meeting”).

The special resolution approving the Arrangement was approved by: (i) 98.60% of the votes cast by the shareholders of the Company (the “Shareholders”) present in person, virtually or represented by proxy at the Meeting, and (ii) 98.69% of the votes cast by Shareholders, holders of options to purchase Shares of the Company, holders of restricted share units and phantom restricted share units of the Company and holders of performance share units of the Company (collectively, the “Securityholders”), voting together as a single class, present in person, virtually or represented by proxy at the Meeting.

The Arrangement is subject to antitrust and competition approvals in the U.S. and Canada, respectively, the approval of the Supreme Court of British Columbia (the “Court”) and other customary closing conditions. The Court hearing for the final order to approve the Arrangement is scheduled to take place on September 29, 2022, and the completion of the Arrangement is expected to occur in Semtech’s fiscal year 2023. Until close, the parties remain separate independent companies. Following completion of the Transaction, the Shares will be delisted from the Toronto Stock Exchange and Nasdaq Global Market. An application will also be made for the Company to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement. The Company will also deregister the Shares under the U.S. Securities Exchange Act of 1934, as amended.

ABOUT SIERRA WIRELESS

Sierra Wireless (Nasdaq: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is a global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

ABOUT SEMTECH

Semtech Corporation is a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms for infrastructure, high-end consumer and industrial equipment. Products are designed to benefit the engineering community as well as the global community. The Company is dedicated to reducing the impact it, and its products, have on the environment. Internal green programs seek to reduce waste through material and manufacturing control, use of green technology and designing for resource reduction. Publicly traded since 1967, Semtech is listed on the Nasdaq Global Select Market under the symbol SMTC. For more information, visit www.semtech.com.

For further information, please contact:

Media Contact:	Investor Contact:
Louise Matich	Sean Fallis
Media Relations	Investor Relations
pr@sierrawireless.com	investor@sierrawireless.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION:

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the expected timetable for completing the Arrangement and any other statements regarding Sierra’s expectations, intentions, plans and beliefs. Forward-looking information is frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may also include statements regarding the Company’s ability to meet all conditions precedent set forth in the Arrangement Agreement, the Company’s ability to secure the final Court approval in connection with the Transaction, and the required regulatory approvals; or other statements that are not statements of fact.

Forward-looking information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations include the parties ability to consummate the Arrangement; the conditions to the completion of the Arrangement, including the receipt of required regulatory approvals, the court approval on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Arrangement; the Company’s ability to delist and deregister the Shares under applicable securities laws and exchange rules; and other risks and uncertainties disclosed in the Company’s periodic filings with Canadian securities regulators and the Securities and Exchange Commission in the United States and in other Company reports and documents filed with applicable securities regulatory authorities from time to time, including the Company’s Annual Information Form available under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov. The Company’s forward-looking information reflects the beliefs, opinions, and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking information or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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